Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

SatCon Technology Corporation.:

We consent to the incorporation by reference in the registration statements on Form S-8 (Nos. 333-41863, 333-72841, 333-76817) and Form S-3 (No. 333-112464) and Form S-1 (No. 333-121868) of Mechanical Technology Incorporated of our report dated December 20, 2002, with respect to the consolidated balance sheet of SatCon Technology Corporation and its Subsidiaries as of September 30, 2002, and the related consolidated statements of operations, changes in stockholders' equity, and comprehensive loss and cash flows for the year then ended, which report appears in Form 10-K/A (Amendment No. 1 to the annual report on Form 10-K) of Mechanical Technology Incorporated for the year ended December 31, 2002.

/s/ GRANT THORNTON LLP

Boston, Massachusetts

March 21, 2005